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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1030 Old Valley Forge Road

(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward M. McLean   610-783-6650

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hege Kramer Connell Murphy & Goldkamp, PC

(Name – if individual, state last, first, middle name)

200 Gibraltar Road, Suite 129 Horsham		PA	19044
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward M. McLean _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc. _____, as of December 31 _____, 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before me
this _____ day of _____ 20 __

_____
Notary Public

_____
Signature

Financial Operations Officer/CEO
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC SECURITIES, INC.

**Financial Statements
With Supplementary Information**

December 31, 2005

(With Independent Auditors' Report Thereon)

VFIC SECURITIES, INC.

Table of Contents

December 31, 2005

	Page
Independent Auditors' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Income and Retained Earnings	3
Statements of Comprehensive Income and Changes in Accumulated Other Comprehensive Income	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to General Creditors	6
Notes to Financial Statements	7
Schedules	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III – Reconciliation of the Audited Computation of Net Capital and the Unaudited Computation Under Part IIA	11
Report on Internal Control	12

HKCMG HEGE KRAMER CONNELL MURPHY & GOLDKAMP, P.C.
Certified Public Accountants

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Independent Auditors' Report

The Board of Directors
VFIC Securities, Inc.:

We have audited the accompanying balance sheet of VFIC Securities, Inc. as of December 31, 2005 and the related statements of income and retained earnings, comprehensive income and changes in accumulated other comprehensive income, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Hege Kramer Connell Murphy & Goldkamp, P.C.

Horsham, PA
February 2, 2006

VFIC SECURITIES, INC.

Balance Sheet

December 31, 2005

Assets

Current assets:		
Cash and cash equivalents	$	10,376
Accounts receivable - commissions		24,252
Prepaid insurance		7,706
Prepaid taxes		2,605
Total current assets		44,939
Other assets:		
Investment		17,590
Total assets	$	62,529

Liabilities and Stockholders' Equity

Current liabilities:		
Accounts payable to affiliate	$	5,872
Accrued liabilities		5,772
Total current liabilities		11,644
Deferred income tax liability		2,439
Stockholders' equity:		
Capital stock, no par value;		
authorized, 100,000 shares;		
issued and outstanding, 100 shares		15,000
Retained earnings		24,795
Accumulated other comprehensive income:		
Unrealized gain on investment		8,651
Total stockholders' equity		48,446
Total liabilities and stockholders' equity	$	62,529

See accompanying notes to financial statements.

2

VFIC SECURITIES, INC.

Statement of Income and Retained Earnings

Year Ended December 31, 2005

Gross commissions earned	$	579,300
Interest and dividends		1,055
		580,355
General and administration expenses:		
Broker dealer fees		10,401
Dues and licenses		4,743
Employee benefits		32,458
Insurance		11,136
Maintenance expense		102
Management fee		330,977
Office expenses		4,386
Professional fees		5,367
Rent		16,810
Salaries		145,579
Selling		4,191
Supplies		7,886
Telecommunication		3,672
Travel and entertainment		6,061
		583,769
Loss before income taxes		(3,414)
Income taxes (benefit)		(405)
Net loss		(3,009)
Retained earnings:		
Beginning of year		27,804
End of year	$	24,795

See accompanying notes to financial statements.

3

VFIC SECURITIES, INC.

Statements of Comprehensive Income and Changes in Accumulated Other Comprehensive Income

Year Ended December 31, 2005

Comprehensive income:		
Net loss	$	(3,009)
Other comprehensive income:		
Unrealized gain on investments, net of income taxes of $2,439		10,106
Comprehensive income	$	7,097
Changes in accumulated other comprehensive income (loss):		
Beginning of year	$	(1,455)
Other comprehensive income, net of income taxes of $2,439		10,106
End of year	$	8,651

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(3,009)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Decrease in assets:		
Accounts receivable		(6,307)
Prepaid insurance		1,001
Prepaid taxes		(2,605)
Decrease (increase) in liabilities:		
Accounts payable to affiliate		(32,946)
Accrued liabilities		(1,305)
Net cash used in operating activities		(45,171)
Net decrease in cash and cash equivalents		(45,171)
Cash and cash equivalents:		
Beginning of year		55,547
End of year	$	10,376

See accompanying notes to financial statements.

VFIC SECURITIES, INC.

Statement of Changes in Liabilities
Subordinated to General Creditors

Year Ended December 31, 2005

There were no liabilities subordinated to general creditors outstanding as of December 31, 2005 or during the year then ended.

VFIC SECURITIES, INC.

Notes to Financial Statements

December 31, 2005

(1)   Description of Business

The Company is a broker-dealer which receives commissions from investment transactions in mutual funds and private equity securities. The majority of the Company's customers are located in the Northeast section of the United States. The Company is controlled by one shareholder.

(2)   Summary of Significant Accounting Policies

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid investments purchased with original maturities of three months or less.

The Company's cash balance occasionally exceeds the federal deposit insurance limits of $100,000 during the year.

Income Taxes

The Company recognizes deferred income taxes attributable to unrealized gain or loss on its investment.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)   Investment

The investment at December 31, 2005 is comprised of 500 shares of common stock in NASDAQ Stock Market, Inc. The investment is carried at market value.

The investment is classified as an available-for-sale security and, accordingly, the related unrealized gain or loss is presented as a separate component of stockholders' equity.

VFIC SECURITIES, INC.

Notes to Financial Statements

(4)   Related Party Transactions

The Company pays a management fee to Valley Forge Investment Consultants, Inc. (VFIC) for payroll and other management services provided to the Company by VFIC. The management fee for 2005 amounted to $330,977. In addition, Valley Forge Financial Group, Inc. (VFFG) allocates costs to the Company including salary, employee benefits, insurance and occupancy expenses. Rental expense, which amounted to $16,810 in 2005, is paid to an entity controlled by VFFG's controlling shareholder. At December 31, 2005, accounts payable to VFIC were $5,872.

In 2005, the Company received placement fees from an entity controlled by VFIC of $4,024 which is included in gross commissions.

(5)   Retirement Plan

Eligible employees participate in a 401(k) Savings Plan which provides for contributions at the option of the Company. The Company contributed $2,539 to the Plan in 2005.

(6)   Income Taxes

Income taxes (benefits) for 2005 are comprised as follows:

Federal	$	(253)
State		(152)
	$	(405)

The Company recognized a federal tax carryback and state net operating loss carryforward benefits of $405 in 2005. In addition, the Company provided deferred income taxes of $2,439 which were reflected in other comprehensive income in 2005. At December 31, 2005, the Company had state net operating loss carryforward benefits available of approximately $10,035 which have not been recognized.

(7)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $35,497, which was $30,497 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .397 to 1.

VFIC SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital	$	48,446
Nonallowable assets:		
Prepaid expenses		(10,311)
Haircut on investments (15%)		(2,638)
Net capital	$	35,497
Aggregate indebtedness:		
Accounts payable	$	5,872
Accrued liabilities		8,211
Total aggregate indebtedness	$	14,083
Computation of Basic Net Capital Requirement:		
Minimum net capital required (computed amount $939)	$	5,000
Excess net capital at 1,500 percent	$	30,497
Excess net capital at 1,000 percent	$	34,089
Ratio: Aggregate indebtedness to net capital		.397 to 1

See independent auditors' report.

VFIC SECURITIES, INC.

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

December 31, 2005

The Company is exempt from this requirement at December 31, 2005 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2005. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safekeep customer securities.

VFIC SECURITIES, INC.

**Reconciliation of the Audited Computation of Net Capital
and the Unaudited Computation Under Part IIA**

December 31, 2005

Item		As per original Part IIA Quarterly 17a-5(a)	As per Audited Report	Difference	Explanation
Total ownership equity from Statement of financial condition	$	50,296	48,446	(1,850)	Increase in expenses
Nonallowable assets:					
Investment haircut		(2,638)	(2,638)	-	
Prepaid expenses		(9,905)	(10,311)	(406)	Increase in prepaid taxes
10. Net capital		37,753	35,497	(2,256)	
Computation of basic net capital requirement					
11. Minimum net capital required (6-2/3% of line 19)		788	939		
12. Minimum dollar net capital		5,000	5,000		
13. Net capital requirement (greater of 11 or 12)		5,000	5,000		
14. Excess net capital (line 10 less 13)		32,753	30,497	(2,256)	Increase in accrued liabilities
15. Excess net capital at 1,000% (line 10 less 10% of line 19)		36,570	34,089		
Computation of aggregate indebtedness:					
16. Total A. I. liabilities from statement of financial condition		11,827	14,083	2,256	Accrued liabilities and deferred income taxes
17. Additions		-	-		
19. Total aggregate indebtedness	$	11,827	14,083		
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		31.327%	39.674%		

See independent auditors' report.

North Point Office Center
200 Gibraltar Road, Suite 129
Horsham, PA 19044-2380

Phone (215) 672-6404
Fax (215) 672-6775
www.HKCMG.com

Report on Internal Control

Board of Directors
VFIC Securities, Inc.:

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hege Kramer Connell Murphy & Goldkamp, PC

Horsham, PA

February 2, 2006

13